Vapor Fuel Technologies, Inc.
                              25023 S. Beeson Road
                            Beavercreek, Oregon 97004
                                 (503) 632-1570

                                 August 19, 2003

VIA EDGAR

Mr. John Reynolds
Assistant Director
Office of Small Business
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Vapor Fuel Technologies, Inc.
         Registration Statement on Form SB-2
         Filed on March 28, 2003
         File No. 333-104102

Dear Mr. Reynolds:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, Vapor Fuel Technologies, Inc., a Nevada corporation (the "Registrant") hereby applies for an order granting the immediate withdrawal of its Registration Statement on Form SB-2, File No. 333-104102, together with all amendments and exhibits thereto (the "Registration Statement"). The Registration Statement was originally filed with the Securities and Exchange Commission on March 28, 2003.

         The Registrant has determined that it is not in its best interests to proceed with the Registration Statement at this time. As a relatively new reporting company, Vapor Fuel has been experiencing difficulties associated with the ongoing responsibilities of timely public reporting and the associated accounting and auditing burdens. The Registrant is therefore withdrawing its Registration Statement at this time. It is the intention of the Registrant to again file a SB-2 registration statement as soon as it becomes current in its reporting. Upon refilling of the registration statement, we will respond to the Staff's comment letter dated May 2, 2003.

         The Registration Statement has never been declared effective, and no shares have been issued or sold pursuant to the Registration Statement. Should you have any questions regarding this matter, please do not hesitate to contact Kevin M. Sherlock, legal counsel to the Registrant, at (520) 906-3567, or the undersigned at (503) 632-1570.

                                    Very truly yours,
                                    /s/ C. Thomas Davis
                                    C. Thomas Davis,
                                    C.E.O.,
                                    Vapor Fuel Technologies, Inc.